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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

OceanFreight, Inc.
(Name of Issuer)
----------------------------------------------------------------------------------------------------------------------
Common Stock
(Title of Class of Securities)

Y64202107
(CUSIP Number)

May 20, 2009
----------------------------------------------------------------------------------------------------------------------
(Date of Event, which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information, which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purposes of Section 18 of the Securities and Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act out shall be subject to all other provisions of the Act, (however, see the Notes).

Cusip No.         Y64202107

1.           Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only)

YA Global Master SPV, LLC
(98-0615462)

2.           Check the Appropriate Box if a Member of a Group (See Instructions)
(a)           ☐
(b)           ☐

3.           SEC Use Only

4.	Citizenship or Place of Organization: Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With .
5.           Sole Voting Power:

____________________________________________________________________________________________________________________________________
6           Shared Voting Power:

____________________________________________________________________________________________________________________________________
7.           Sole Dispositive Power:

____________________________________________________________________________________________________________________________________
8.           Shared Dispositve Power:

9.	Aggregate Amount Beneficially Owned by Each Reporting Person:

10.	Check if the Aggregate Amount in Row (9)	☐
Excludes Certain Shares (See Instructions)

11.	Percentage of Class Represented by Amount
in Row (9):

12.           Type of Reporting Person (See Instructions):                                                PN

Item 1.
	(a)	Name of Issuer: OceanFreight, Inc.
	(b)	Address of Issuer’s Principal Executive Offices:
80 Kifissias Avenue
Athens, 151 25
Greece

Item 2.	Identity and Background.
	(a)	Name of Person Filing: YA Global Master SPV, LLC.
	(b)	Address of Principal Executive Office or, if none, Residence of Reporting Persons:
101 Hudson Street, Suite 3700
Jersey City, NJ 07302
	(c)	Citizenship: organized and exists under the laws of the Cayman Islands
	(d)	Title of Class of Securities: Common Stock
	(e)	Cusip Number: Y64202107

Item 3.	If the statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is:

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);
(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);
(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);
(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 of the Act (15 U.S.C. 78o);
(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3); or
(j)	☐ Group, in accordance with 240.13d(b)(1)(ii)(J).

Item 4.	Ownership

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:

(b)	Percentage of Class:

(c)	Number of shares as to which the person has:

	(i)	Sole Power to vote or to direct the vote: _______
	(ii)	Shared power to vote or to direct the vote: ________
	(iii)	Sole power to dispose or to direct the disposition: _______
	(iv)	Shared power to dispose or to direct the disposition: _______

Item 5.	Ownership of Five Percent or Less of a Class:

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

Item 6.	Ownership of more than five percent on Behalf of Another Person.

Not Applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not Applicable

Item 8.	Identification and Classification of Member Group

Not Applicable

Item 9.	Notice of Dissolution of Group

Not Applicable

Item 10.	Certification

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement in true, complete and correct.

Dated: May 20, 2009	REPORTING PERSON:

YA GLOBAL MASTER SPV, LLC

	By:	Yorkville Advisors, LLC
	Its:	Investment Manager

	By:	/s/ Steven S. Goldstein
	Name:	Steven S. Goldstein, Esq.
	Its:	Chief Compliance Officer